EXHIBIT 99.1

Aura Declares Commercial Production at Borborema

ROAD TOWN, British Virgin Islands, Sept. 23, 2025 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (Nasdaq: AUGO) (B3: AURA33) (“Aura” or the “Company”) is pleased to announce that commercial production has been achieved at its Borborema gold mine (“Borborema”) effective as of September 22, 2025. The Borborema mill is operating above 80% of the design capacity, processing 4,500 tonnes per day, with recoveries consistently above 90% and ranging up to 92%. Until now Borborema has already sold more than 10,000 ounces of Gold.

Rodrigo Barbosa, Aura’s President, and CEO commented, “We are proud to announce commercial production at the Borborema mine, six months after startup, after 19 months of construction, and with no Lost Time Incidents (LTI). Like our Almas project, Borborema was delivered on time and on budget, reinforcing our commitment to operational excellence. This is our fifth operating mine and is expected to be our second-largest producer. As an upside, the project reserves are 812,000 Oz of gold, with Mineral Resources in Indicated category at approximately 1.18 million Oz of gold (exclusive of Mineral of Reserve). This provides strong potential for higher returns and increased reserves. Finally, Borborema exemplifies how Aura combines operational excellence, safety, and sustainability, using 100% treated greywater from Currais Novos, excluding rainwater, for all water needs at the mine and plant, reflecting our environmentally responsible approach”.

About Borborema

Borborema Project is a greenfield open pit gold project, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil. Aura completed a Feasibility Study in August 2023 for this project, which indicated anticipated production of 748,000 ounces of gold over an 11.3-year mine life, with possibilities for even greater output. This project has probable mineral reserves of 812,000 oz gold, and an exclusive Indicated mineral resource profile that consists of 37.7 Mt at average grades of 0.97 g/t Au for 1,178 koz of gold and 10.9 Mt at average grade of 1.13 g/t Au for 394 koz of inferred mineral resources. Aura have undertaken initial measures to start obtaining permits to move a road which crosses a portion of the deposit. Upon the road’s successful relocation, there would exist the potential to convert additional indicated mineral resources into probable mineral reserves (in addition to the current probable mineral reserves), depending on certain factors, such as gold price and exchange rate, among others.

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's five operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, and Borborema gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Caution Regarding Forward-Looking Information and Statements
This press release includes certain statements and information that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and/or "forward-looking statements" within the meaning of applicable United States securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to potential for higher returns and growth at Borborema; and amounts of mineral reserves and mineral resources. Often, but not always, forward-looking statements may be identified by the use of words such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Important factors that may cause actual results to vary. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

The Company does not undertake to update any forward-looking statement or forward-looking information, except in accordance with applicable securities laws.

Investor Relations
ir@auraminerals.com